UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of  February, 2011

Commission File Number  333-167277

(Translation of registrant’s name into English)
Suite 110, 3040 N. Campbell Avenue, Tucson, Arizona  USA  85719
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  [X]  Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes   [  ]  No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - [ ]

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.   Name and Address of Company

State the full name of your company and the address of its principal office in Canada.

Pan American Lithium Corp. (the “Company”)
Suite 110, 3040 N. Campbell Avenue
Tucson, Arizona USA 85719

Item 2.    Date of Material Change

State the date of the material change.

February 14, 2011

Item 3.    News Release

State the date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51-102.

The News Release dated February 14, 2011 was disseminated by Globe Newswire.

Item 4.    Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change.

The Company announced it has signed agreements with Sociedad Gareste, Limitada (“Gareste”) to acquire interests in three lithium brine projects in Atacama Region III, Chile.

The Company has entered into three agreements with Gareste which include a definitive purchase agreement, whereby the Company has agreed to acquire mineral concessions totalling 4,200 hectares and other rights at the Salar de Pedernales, and two binding letters of intent (“LOI’s”) for earn-in/joint venture agreements at both the Salar de Maricunga and the Llanta aquifer project (for concessions totalling 2,400 hectares along with other rights). The closing of each of the agreements is subject to certain conditions precedent, including satisfactory due diligence and exchange and regulatory approval.

Upon closing of the Pedernales acquisition, the Company has agreed to issue 2 million common shares to Gareste. The parties have agreed to close this proposed transaction on or before December 30, 2011, or such other date as the parties may agree to in writing. Completion of the proposed transaction will be subject to certain conditions including receipt of all necessary regulatory and exchange approvals, and the granting of a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by the Company for US$2 million prior to commercial production. The proposed acquisition is between arm’s length parties and will not require shareholder approval from the shareholders of the Company.

The Company also announces initial results from a sampling program conducted on brines collected from several trenches dug at the Rio del la Sal/Pedernales salar project, also located in Atacama Region III, Chile.

Item 5.1  Full Description of Material Change

Supplement the summary required under item 4 with sufficient disclosure to enable a reader to appreciate the significance and impact of the material change without having to refer to other material.  Management is in the best position to determine what facts are significant and must disclose those facts in a meaningful manner.  See also item 7.

Some examples of significant facts relating to the material change include: dates, parties, terms and conditions, description of any assets, liabilities or capital affected, purpose, financial or dollar values, reasons for the change, and a general comment on the probable impact on the issuer or its subsidiaries.  Specific financial forecasts would not normally be required.

Other additional disclosure may be appropriate depending on the particular situation.

See attached News Release.

Item 5.2  Disclosure for Restructuring Transactions

This item applies to a material change report filed in respect of the closing of a restructuring transaction under which securities are to be changed, exchanged, issued or distributed.  This item does not apply if, in respect of the transaction, your company sent an information circular to its securityholders or filed a prospectus or a securities exchange takeover bid circular.

Include the disclosure for each entity that resulted from the restructuring transaction, if your company has an interest in that entity, required by section 14.2 of Form 51-102F5. You may satisfy the requirement to include this disclosure by incorporating the information by reference to another document.

Not Applicable.

Item 6.   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

If this report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7.    Omitted Information

State whether any information has been omitted on this basis that it is confidential information.

In a separate letter to the applicable regulator or securities regulatory authority marked “Confidential” provide the reasons for your company’s omission of confidential significant facts in the Report in sufficient detail to permit the applicable regulator or securities regulatory authority to determine whether to exercise its discretion to allow the omission of these significant facts.

Not Applicable.

Item 8.    Executive Officer

Give the name and business telephone number of an executive officer of your company who is knowledgable about the material change and the Report, or the name of an officer through whom such executive officer may be contacted.

Please contact Andrew Brodkey, President and Chief Executive Officer of the Company, at (520) 989-0022.

Item 9.    Date of Report

February 14, 2011

3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

February 14, 2011                                                                                                                TSX.V SYMBOL – PL

Pan American Lithium Corp. Announces Entry into Agreements to Acquire Additional Lithium Interests in Chile and Results from sampling of Lithium Brines at the
Rio de la Sal/Pedernales project, Chile

Pan American Lithium Corp. (TSX-V:PL) (Pink Sheets: PALTF) (“Pan American” or the “Company”), www.panamericanlithium.com, today announces it has signed agreements with Sociedad Gareste, Limitada (“Gareste”) to acquire interests in three lithium brine projects in Atacama Region III, Chile.

Separately, Pan American also announces initial results from a sampling program conducted on brines collected from several trenches dug at the Rio de la Sal/Pedernales salar project, also located in Atacama Region III, Chile.

Agreements to Acquire Additional Lithium Rights

The Company has entered into three agreements with Gareste which include a definitive purchase agreement, whereby Pan American has agreed to acquire mineral concessions totalling 4,200 hectares and other rights at the Salar de Pedernales, and two binding letters of intent (“LOI’s”) for earn-in/joint venture agreements at both the Salar de Maricunga and the Llanta aquifer project (for concessions totalling 2,400 hectares along with other rights). The closing of each of the agreements is subject to certain conditions precedent, including satisfactory due diligence and exchange and regulatory approval.

The mineral concession rights to be acquired are summarized in the following table:

Property	Number of Mineral Concessions	Total Hectares
Salar de Pedernales	16	4,200
Salar de Maricunga	5	1,200
Llanta Project	4	1,200

Upon closing of the Pedernales acquisition, Pan American has agreed to issue 2 million common shares to Gareste. The parties have agreed to close this proposed transaction on or before December 30, 2011, or such other date as the parties may agree to in writing. Completion of the proposed transaction will be subject to certain conditions including receipt of all necessary regulatory and exchange approvals, and the granting of a 2% NSR to Gareste, capped at US$6 million, one-half of which can be repurchased by Pan American for US$2 million prior to commercial production. The proposed acquisition is between arm’s length parties and will not require shareholder approval from the shareholders of Pan American.
The earn-in/joint venture agreements for both Maricunga and Llanta contemplate that Pan American will perform certain tasks, issue common shares to Gareste, and pay certain cash amounts to Gareste in order to obtain up to 80% of each project. These amounts are set out in the following tables:

Maricunga

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		200,000
One year from execution of Agreement	US$100,000	100,000
Two years from execution of Agreement	US$100,000	100,000
Three years from execution of Agreement	US$100,000	100,000
Delivery of scoping study		100,000	10
Delivery of pre-feasibility study (”PFS”)		100,000	20
180 days after Delivery of PFS	US$ 100,000
Delivery of bankable feasibility study (“BFS”)		300,000	40
180 days after Delivery of BFS	US$ 100,000
Receipt of actual funds from project debt financing to build production facility based on BFS	US$1 million	1,000,000	10
TOTALS	US$1.5 million	2 million	80

Llanta

MILESTONE	CASH PAYMENT	SHARES	INCREMENTAL % INTEREST EARNED
Regulatory approval of Agreement		50,000
One year from execution of Agreement	US$25,000	25,000
Two years from execution of Agreement	US$25,000	25,000
Three years from execution of Agreement	US$50,000	50,000
Delivery of scoping study		50,000	10
Delivery of pre-feasibility study (”PFS”)		100,000	20
180 days after Delivery of PFS	US$ 50,000
Delivery of bankable feasibility study (“BFS”)		200,000	40
180 days after Delivery of BFS	US$ 100,000
Receipt of actual funds from project debt financing to build production facility based on BFS	US$350,000	400,000	10
TOTALS	US$600,000	900,000	80

The Company can earn a 70% interest in each project by delivering the three studies, paying the first three cash payments and issuing the share instalments as set out in the preceding tables. The Company has the right to terminate the earn-ins at any time at its sole discretion. Pan American can earn a further 10% in each project by providing financing for the debt portion of the capital to build each project, and an additional 6% of each project by providing Gareste with a full carry through production. Gareste also will be granted a 2% NSR royalty at each project capped at US$6 million, one-half of which can be repurchased by Pan American for US$2 million prior to commercial production. All shares issuable to Gareste will be subject to a hold period in accordance with applicable securities laws.

Surface Brine Sampling

Pan American presently owns four mineral exploration concessions totalling 900 hectares at the Rio de la Sal/Salar de Pedernales, the second largest salar in Chile. The concessions owned by Gareste which are the subject of the purchase agreement described above would, when closed, augment the Company’s concession ownership position at Pedernales by another 4,200 hectares. In November of 2010, the Company and Gareste jointly began a trenching exploration program on the combined property position. The table below summarizes results from 12 brine samples taken from six trenches of approximately 3 meters in depth from the concessions owned collectively by the Company and Gareste at the Salar de Pedernales.

Trench No.	Sample No.	Li (mg/L)	K (Mg/L)	Mg/Li Ratio
1	1 2	890 930	8200 8700	7.81 7.77
2	1 2	310 280	3000 2700	8.90 9.29
3	1 2	270 260	2800 2800	7.70 7.77
8	1 2	290 300	2700 2800	9.59 10.1
9	1 2	60 50	<500 <500	10.4 11.8
10	1 2	1070 1070	8100 8000	9.32 9.26

The results of trench sampling evidence the potential for high grades of lithium above 1000 mg/l, high grades of potassium, and manageable concentrations of magnesium.

Pan American President Andrew Brodkey commented, “Pan American is very pleased to have the opportunity to significantly augment our property position and water rights at the Salar de Pedernales, which is the second largest salar in Chile, while obtaining interests at two other new projects, including one at the Salar de Maricunga, the third-largest salar in the country. We are also gratified about the results from the first sampling program at the Salar de Pedernales. The high lithium grades that were encountered, which are among the best reported from brines projects worldwide, give us a good degree of confidence for additional exploration efforts on the concessions at this site. We intend to design further exploration utilizing  geophysics to help define the brine-bearing horizon, and, if warranted, eventually drilling to determine the physical characteristics and parameters of the aquifer, including porosity, permeability, transmissivity, recharge, and other salient factors. All of these efforts are intended to allow the Company to publish a resource and reserve estimate for its holdings in the salar, and lead ultimately to a bankable feasibility study for a project at the site.”

Review by Qualified Person and Quality Control

The contents of this news release relating to trenching, sampling, analytical data, and quality control procedures have been reviewed and approved by Mr. John Hiner, L.P. Geo. Mr. Hiner is a Registered Geologist in Washington and a qualified person (QP) as defined in NI 43-101. Mr. Hiner is completely independent of Pan American, owning no securities of any kind in the Company.

At the Salar de Pedernales claims, ten reconnaissance-level trenches were constructed along the northerly trend of the property, covering about eight kilometers. Distances from trench to trench varied from 100 meters to 1.5 kilometers, and locations were selected on the basis of access and topography. Due to mechanical limitations, trenches 4-7 were not deep enough to intersect the brine horizon.

Two brine samples were taken at each of trenches 1-3 and 8-10. Samples  were sent to ALS Global Laboratories in Vancouver, Canada for analysis. At ALS Global, each sample was analyzed for lithium and 14 additional elements using ICP-AES methods (induction coupled plasma- atomic emission spectroscopy). The conductivity, pH, TDS, and alkalinity of each sample was measured by titration or electrical methodology.

About Pan American:

Pan American has rights in nine lithium-bearing salars in Chile’s Atacama Region III covering cumulatively more than 13,000 hectares, including the Laguna Verde surface brine lake, and the rights under a purchase agreement to obtain additional interests totalling 6,600 hectares at three Chilean projects. The Company also has an option to acquire an indirect interest in the Cierro Prieto geothermal lithium brine project in Baja California Norte, Mexico.

On Behalf of the Board

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO

Tel: (520) 623-3090

For further information contact:

David K. Waldman / John J. Quirk
Crescendo Communications, LLC
Tel: (212) 671-1020
Email: panam@crescendo-ir.com

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company, such as the statements that: (i) the results of trench sampling evidence the potential for high grades of lithium above 1000 mg/l, high grades of potassium, and manageable concentrations of magnesium; (ii) the high  lithium  grades that  were encountered, which are among the best reported from brines projects worldwide, give the Company a good degree of confidence for additional exploration efforts on its concessions at this site; (iii) the Company intends to design further exploration utilizing geophysics to help define the brine-bearing horizon, and, if warranted, eventually drilling to determine the physical characteristics and parameters of the aquifer, including porosity, permeability, transmissivity, recharge, and other salient factors; and (iv) the Company may publish a resource and reserve estimate for its holdings in the salar, and lead ultimately to a bankable feasibility study for a project at the site.  There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) inability to close one or all of the disclosed acquisitions for any reason; (ii) adverse market conditions; (iii) a decrease in demand for and price of lithium; (iv) the inability to obtain, or a change in local governmental or regulatory approval or policies that may adversely affect the exploration work; and (v) general uncertainties with respect to mineral exploration in general. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Lithium Corp.

 /s/ Jodi Henderson
Jodi Henderson,
Corporate Secretary
Date: February 15, 2011